






Roy Lipski · 2nd
CEO and founder

San Diego, California, United States · **Contact info**

500+ connections

 2 mutual connections: Jeff Dion and Christie Kerner

in

 **Bud Love**

University of Cambridge

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About

I've led growing technology companies for more than 20 years, operating at the intersection of cutting-edge science and business. My dream is to build a great company – one that will outlive me and that will help transform humanity's fate for the better. History occasionally throws up big discontinuities that give birth to tomorrow's great companies. We are in the midst of such a period. I hope to steer a path through the various chall ...see more

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It's been more than 4 years in the making...Today, I'm proud to launch Creo – a company founded on cutting-edge...

95   41 comments

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Activity
1,582 followers

Roy Lipski reposted this · 37m



Roy Lipski reposted this · 37m

 **Invest in Bud Love: Leading the CANNABIS MIXER revolution!**
wefunder.com · 4 min read

👍 1

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Experience

 **CEO and founder**
Bud Love · Full-time
Apr 2022 - Present · 7 mos
San Diego, California, United States

Bud Love is the world's first (and legal) mixer for cannabis, like the mixer in a cocktail. Bud Love's proprietary formulated blends allow customers to craft a happier, smoother, and more person ...see more

 **Learn More - Budlove**
What if I told you that BUD GETS BETTER...

 **CEO and Co-founder**
Creo · Full-time
Apr 2016 - Present · 6 yrs 7 mos
San Diego, California, United States

Creo is a biotechnology-based ingredient company that produces rare and novel cannabinoids using the age-old process of fermentation coupled with cutting-edge science. Creo's mission is to enal ...see more

 

 **CEO**
Velocys, Inc. · Full-time
Nov 2008 - Aug 2015 · 6 yrs 10 mos
Houston, Texas Area

Steered the merged Velocys/Oxford Catalysts group from an interesting technology through to a public company valued at $500 million with a real business, a clear vision and a commercial offering ...see more

 

 **CEO and Co-founder**
Oxford Catalysts Group PLC · Full-time
Jan 2006 - Nov 2008 · 2 yrs 11 mos
Oxford, United Kingdom

Took Oxford Catalysts from a 2.5 person company with 3 patent applications based out of the chemistry labs in the University of Oxford, through an IPO, growth, commercialization, and subsequent ː ...see more

 

 **Entrepreneur in Residence**
IP Group plc · Full-time
Oct 2005 - Jan 2006 · 4 mos
London, England, United Kingdom

Responsible for creating new businesses / opportunities for this leading university VC / technology transfer specialist (who was the seed capital provider for Oxford Catalysts, above).

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Education

 **University of Cambridge**
MA Cantab, Natural Sciences
1990 - 1993

Attended Trinity College, Cambridge. Well-known alumni of the college include: Sir Isaac Newton; Niels Bohr; Ernest Rutherford; Bertrand Russell and Ludwig Wittgenstein. Studied Mathematics, Ch ...see more

 **Winchester College**
A, S and Step Levels, Mathematics, Chemistry, Biology
1988 - 1989
Grade: All top grades
Activities and societies: Rowing, photography

 **Bryanston School**
O and AO levels, Mathematics, Chemistry, Biology, Physics, Electronics, English, English Literature, French
1984 - 1988
Grade: All top grades except for one B
Activities and societies: Rowing, photography

Skills

Strategy

 Endorsed by Vanessa Scobie and 2 others who are highly skilled at this

 Endorsed by 6 colleagues at Velocys

 43 endorsements

Business Strategy

 Endorsed by Andy Morrison and 2 others who are highly skilled at this

 Endorsed by 5 colleagues at Velocys

 35 endorsements

Management

 Endorsed by 6 colleagues at Velocys

 28 endorsements

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Recommendations

Received   Given

 **Mike LaMont** · 3rd
CTO
July 23, 2020, Mike reported directly to Roy

I worked with Roy for many years, including as a direct report. Roy has a sharp mind, and is able to understand technological principles and science that most CEO's do not. I often would discuss ideas or the current technical path forward, and found Roy to add sound reason and key information to the conversations. Talking with Roy is never an unfruitful use of time. I found Roy approachable to ...see more

 **Ramon Gonzalez** · 3rd
Professor and Florida 21st Century World Class Scholar, University of South Florida; Editor in Chief, JIMB
July 17, 2020, Ramon worked with Roy but they were at different companies

Roy is a visionary entrepreneur with a talent for identifying transformational technologies that can revolutionize the marketplace. His ability to turn proof-of-concept technologies into successful enterprises is exceptional. Roy is an inspirational leader with great passion and perseverance.

 **Jeff Lievense** · 3rd
Founder & CEO at Lievense Bioengineering LLC (Retired)
April 14, 2020, Jeff worked with Roy but they were at different companies









Roy has all the attributes of a successful entrepreneur, including but not limited to: vision, leadership, ingenuity, persuasion, perseverance, and hard work. I've seen many executives through my long industrial career and consider Roy to be among the very best. As a person, Roy is a pleasure to interact with: engaging, direct, transparent, and intelligent. And he has a wonderful family. ...see more

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Publications

Velocys shrinks GTL hardware, offers technology solutions for gas producers
Gas Processing · Aug 1, 2014

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Smaller scale GTL is game-changer
E&P magazine · May 1, 2014

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Honors & awards

Who's Who in Energy
Issued by Houston Business Journal · Jan 2015
Associated with Velocys, Inc.

Who's Who in Energy
Issued by Houston Business Journal · Jan 2014
Associated with Velocys, Inc.

Innovation prize
Issued by Goldman Sachs · Jan 1995
Associated with Goldman Sachs International

Awarded for role in design of an innovative tax efficient financing product.

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Languages

English
Native or bilingual proficiency

French
Limited working proficiency

Hebrew
Limited working proficiency

Organizations

Sentiment analysis (a branch of AI)
I founded this online community.
Associated with Infonic Ltd.

Online community to pioneer the field of sentiment analysis using artificial intelligence.

Interests

Influencers Companies Groups Schools

Michael Moritz · 3rd
Chairman at Crankstart
597,303 followers
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Richard Branson
Founder at Virgin Group
19,771,762 followers
+ Follow

Causes

Arts and Culture · Education · Environment · Science and Technology